Exhibit 99.1

[Non-binding translation from German]

Invitation to the

Annual General Meeting of Shareholders

of SAP SE

having its registered office in Walldorf, Germany

Securities Identification Number (Wertpapierkennnummer): 716 460

ISIN: DE 000 7 164 600

The shareholders in our Company are hereby invited to attend the annual General Meeting of Shareholders at the SAP Arena, An der Arena 1, 68163 Mannheim, Germany, on Wednesday, May 15, 2019, at 10.00 hrs (Central European Summer Time — CEST).

Overview of Contents

I.                                        Agenda

1.                                      Presentation of the adopted annual financial statements and the approved group annual financial statements, the combined management report and group management report of SAP SE, including the compensation report and the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289a (1) and 315a (1) of the German Commercial Code (Handelsgesetzbuch; “HGB”), and the Supervisory Board’s report, each for fiscal year 2018

2.                                      Resolution on the appropriation of the retained earnings of fiscal year 2018

3.                                      Resolution on the formal approval of the acts of the Executive Board in fiscal year 2018

4.                                      Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2018

5.                                      Appointment of the auditors of the annual financial statements and group annual financial statements for fiscal year 2019

6.                                      Elections of Supervisory Board members

II.                                   Information on Item 6 on the agenda

III.                              Further information and details concerning the General Meeting of Shareholders

I.                                        AGENDA

1.                                      Presentation of the adopted annual financial statements and the approved group annual financial statements, the combined management report and group management report of SAP SE, including the compensation report and the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289a (1) and 315a (1) of the German Commercial Code (Handelsgesetzbuch; “HGB”), and the Supervisory Board’s report, each for fiscal year 2018

These documents and the Executive Board’s proposal for the appropriation of retained earnings can be viewed on the Internet at www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.

On February 20, 2019, the Supervisory Board approved the annual financial statements prepared by the Executive Board in accordance with Section 172 sentence 1 of the German Stock Corporation Act (Aktiengesetz; “AktG”).  The annual financial statements have thus been adopted.  At the same time, the Supervisory Board also approved the group annual financial statements.  In accordance with Section 173 (1) AktG, it is therefore not necessary for the General Meeting of Shareholders to adopt the annual financial statements and to approve the group annual financial statements.  The other aforementioned documents, too, must merely be made available to and, pursuant to Section 176 (1) sentence 2 AktG, are to be explained at the General Meeting of Shareholders, with no resolution being required (except in respect of the appropriation of retained earnings).

2.                                     Resolution on the appropriation of the retained earnings of fiscal year 2018

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The retained earnings for fiscal year 2018 in the amount of € 10,288,138,275.12, as reported in the annual financial statements, are to be appropriated as follows:

Payment of a dividend in the amount of € 1.50 per no-par value share carrying dividend rights	= €	1,790,474,817.00

transfer to other revenue reserves	= €	0.00

and carry-forward of the remainder to new account	= €	8,497,663,458.12

The dividend amount and the remainder to be carried forward to new account set out in the above resolution proposal are based on a capital stock carrying dividend rights of € 1,193,649,878.00, divided into 1,193,649,878 no-par value shares, as at the time of preparation of the annual financial statements.

The number of shares carrying dividend rights may have changed by the time the resolution on the appropriation of retained earnings is passed.  If this is the case, the Executive Board and the Supervisory Board will submit an amended resolution proposal on the appropriation of retained earnings to the General Meeting of Shareholders, which will also provide for a distribution of € 1.50 per no-par value share carrying dividend rights.  Such amendment will be made as follows: If the number of shares carrying dividend rights, and thus the total dividend amount, decreases, the amount to be carried forward to new account will be increased accordingly.  If the number of shares carrying dividend rights, and thus the total dividend amount, increases, the amount to be carried forward to new account will be reduced accordingly.

In accordance with Section 58 (4) sentence 2 AktG, the claim for payment of the dividend will become due on the third business day (Geschäftstag) (within the meaning of the relevant provisions of the German Civil Code (Bürgerliches Gesetzbuch; “BGB”)) after the resolution has been passed by the General Meeting of Shareholders, i.e. on Monday, May 20, 2019.

3.                                      Resolution on the formal approval of the acts of the Executive Board in fiscal year 2018

The Supervisory Board and the Executive Board propose that the acts of the members of the Executive Board holding office in fiscal year 2018 be formally approved for that period.

4.                                      Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2018

The Executive Board and the Supervisory Board propose that the acts of the members of the Supervisory Board holding office in fiscal year 2018 be formally approved for that period.

5.                                     Appointment of the auditors of the annual financial statements and group annual financial statements for fiscal year 2019

Following a corresponding recommendation by the audit committee, the Supervisory Board proposes that KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, Germany, be appointed auditors of the annual financial statements and group annual financial statements for fiscal year 2019.

The audit committee has declared in its recommendation that this recommendation is free from any undue influence by third parties, and that no clause restricting the choice of the General Meeting of Shareholders within the meaning of Art. 16 (6) of the EU Auditor Regulation (Regulation (EU) No 537/2014) has been imposed on the audit committee.

6.                                      Election of Supervisory Board members

With the close of this year’s Annual General Meeting of Shareholders, the mandates of all shareholders’ representatives on the Supervisory Board of SAP SE are scheduled to expire.  Therefore, new elections to the Supervisory Board must be performed.  At the same time, it is intended to introduce a concept of different terms of office of the shareholders’ representatives on the Supervisory Board.  This means that their mandates are to be staggered in three groups, so that, in future, not all the shareholders’ representatives are to be elected at the same time.  For this purpose, it is proposed to elect three candidates for a term of approximately three years (until the Annual General Meeting of Shareholders in 2022), three candidates for a term of approximately four years (until the Annual General Meeting of Shareholders in 2023), and three candidates for a term of approximately five years (until the Annual General Meeting of Shareholders in 2024).

The Supervisory Board proposes that the following individuals be elected as shareholders’ representatives to the Supervisory Board of SAP SE (with each individual to be elected by way of a separate vote):

a)                                     Prof Dr h. c. mult. Hasso Plattner, Chairman of the Supervisory Board of SAP SE, resident in Schriesheim-Altenbach, Germany, for a term of office starting at the close of the General Meeting of Shareholders on May 15, 2019, and ending at the close of the General Meeting of Shareholders that formally approves the acts of the Supervisory Board for fiscal year 2021, but no longer than for six years;

b)                                     Dr h. c. mult. Pekka Ala-Pietilä, Chairman of the Board of Directors of Huhtamäki Oyj, resident in Helsinki, Finland, for a term of office starting at the close of the General Meeting of Shareholders on May 15, 2019, and ending at the close of the General Meeting of Shareholders that formally approves the acts of the Supervisory Board for fiscal year 2021, but no longer than for six years;

c)                                      Aicha Evans, Chief Executive Officer and Member of the Board of Directors, Zoox, Inc., resident in Los Gatos, California, USA, for a term of office starting at the close of the General Meeting of Shareholders on May 15, 2019, and ending at the close of the General Meeting of Shareholders that formally approves the acts of the Supervisory Board for fiscal year 2023, but no longer than for six years;

d)                                     Diane Greene, Member of the Board of Directors, Alphabet, Inc., resident in Stanford, California, USA, for a term of office starting at the close of the General Meeting of Shareholders on May 15, 2019, and ending at the close of the General Meeting of Shareholders that formally approves the acts of the Supervisory Board for fiscal year 2022, but no longer than for six years;

e)                                      Prof Dr Gesche Joost, Professor for Design Research and Head of the Design Research Lab, University of Arts Berlin (Universität der Künste Berlin), resident in Berlin, Germany, for a term of office starting at the close of the General Meeting of Shareholders on May 15, 2019, and ending at the close of the General Meeting of Shareholders that formally approves the acts of the Supervisory Board for fiscal year 2022, but no longer than for six years;

f)                                       Bernard Liautaud, Managing Partner of Balderton Capital, resident in London, Great Britain, for a term of office starting at the close of the General Meeting of Shareholders on May 15, 2019, and ending at the close of the General Meeting of Shareholders that formally approves the acts of the Supervisory Board for fiscal year 2022, but no longer than for six years;

g)                                      Gerhard Oswald, Managing Director of Oswald Consulting GmbH, Associate Lecturer (Lehrbeauftragter) at Technical University of Munich (Technische Universität München), resident in Walldorf, Germany, for a term of office starting at the close of the General Meeting of Shareholders on May 15, 2019, and ending at the close of the General Meeting of Shareholders that formally approves the acts of the Supervisory Board for fiscal year 2023, but no longer than for six years;

h)                                     Dr Friederike Rotsch, Group General Counsel and Head of Law and Compliance, Merck KGaA, resident in Königstein, Germany, for a term of office starting at the close of the General Meeting of Shareholders on May 15, 2019, and ending at the close of the General Meeting of Shareholders that formally approves the acts of the Supervisory Board for fiscal year 2023, but no longer than for six years;

i)                                         Dr Gunnar Wiedenfels, Chief Financial Officer, Discovery Communications, Inc., resident in Greenwich, Connecticut, USA, for a term of office starting at the close of the General Meeting of Shareholders on May 15, 2019, and ending at the close of the General Meeting of Shareholders that formally approves the acts of the Supervisory Board for fiscal year 2021, but no longer than for six years.

These election proposals are based on corresponding proposals by the nomination committee, take into account the objectives resolved by the Supervisory Board regarding its composition, and aim at fulfilling the Profile of Skills and Expertise prepared by the Supervisory Board for the entire Board.  The Diversity Policy prepared by the Supervisory Board regarding its composition is thereby also implemented.  The current goals for the composition of the Supervisory Board and the Profile of Skills and Expertise, including the status of its implementation, have been described in the Corporate

Governance Report for the 2018 fiscal year.  That Report is included in the 2018 Integrated Report and forms part of the documents set out under agenda item 1, which are available on the Internet at www.sap.com/agm and will be available for inspection during the General Meeting of Shareholders. In addition, the Profile of Skills and Expertise as such is also available on the Internet at https://www.sap.com/corporate-en/investors/governance. The Diversity Policy has been described in the Corporate Governance Statement for the 2018 fiscal year, which is available on the Internet at https://www.sap.com/corporate-en/investors/governance and will also be available for inspection during the General Meeting of Shareholders.

Following thorough discussions, the Nomination Committee and the Supervisory Board decided to nominate Prof Dr Plattner for re-election to the Supervisory Board, although he is already older than 75, the regular age limit determined for the Supervisory Board of SAP SE. As one of SAP’s co-founders and due to his many years of service as CEO and chairman of the Supervisory Board of SAP SE, Prof Dr Plattner has outstanding experience and knowledge about the company. It is the Supervisory Board’s intention to retain that knowledge for its future work.

In case of his re-election Prof Dr Hasso Plattner intends to again apply for the chair of the Supervisory Board.  Furthermore, it is intended to propose Dr Wiedenfels as a candidate for the chair of the Audit Committee, in the event of his election as a member of the Supervisory Board.  He fulfils the requirements for an independent financial expert within the meaning of Section 100 (5) AktG and Section 5.3.2 (3) sentence 2 of the German Corporate Governance Code (Deutscher Corporate Governance Kodex, “DCGK”).

The Supervisory Board made sure with the nominated candidates that they still have sufficient time to perform their mandate.

The information pursuant to Section 125 (1) sentence 5 AktG regarding the memberships in other supervisory boards to be established by law and in comparable supervisory bodies of commercial enterprises in Germany and abroad and CVs of the candidates are set out in Section II. below (“Information on Item 6 on the agenda”).

Also, please note the following with regard to the elections of Supervisory Board members:

In accordance with Article 40 (2) and (3) of Regulation (EC) No 2157/2001 (“SE Regulation”), Section 17 of the German SE Implementation Act (SE-Ausführungsgesetz; “SEAG”), Section 21 (3) of the German Act on Employee Involvement in European Companies (SE-Beteiligungsgesetz; “SEBG”), Part II Clauses 2 and 3 of the Agreement on the Involvement of Employees in SAP SE dated March 10, 2014, and Section 10 (1) of the Articles of Incorporation of SAP SE, the Supervisory Board of SAP SE comprises eighteen members, nine of whom will be elected by the General Meeting of Shareholders as shareholders’ representatives and the remaining nine will be appointed as employees’ representatives under the Agreement on the Involvement of Employees in SAP SE referred to above.  Furthermore, pursuant to Section 17 (2) SEAG, the Supervisory Board of SAP SE must comprise at least 30% of men and women each.  This means that at least five of the seats on the Supervisory Board of SAP SE must be held by women and at least five of the seats must be held by men — according to the rounding rule of Section 96 (2) sentence 4 AktG.  The election proposals of the Supervisory Board are in compliance with these rules.

***

II.                                  INFORMATION ON ITEM 6 ON THE AGENDA

1)                                    Prof Dr h. c. mult. Hasso Plattner

Schriesheim-Altenbach, Germany
* January 21, 1944

Nationality: German

Chairman of the Supervisory Board, SAP SE, Walldorf, Germany

Qualification

1968	Diploma in Communications Engineering, Technical Academy of the University of Karlsruhe (Technische Hochschule der Universität Karlsruhe), Germany
1990	Honorary Doctor, University of Saarland (Universität des Saarlandes), Saarbrücken, Germany
1994	Honorary Professor, University of Saarland (Universität des Saarlandes), Saarbrücken, Germany

Career

1968 – 1972	IBM Deutschland, Mannheim, Germany — Software developer
1972	Establishment of SAP as “SAP Systemanalyse und Programmentwicklung GbR”, Weinheim, Germany, together with four additional founders
1988 – 1997	SAP AG, Walldorf, Germany — Deputy Chairman of the Executive Board
1997 – 2003	SAP AG, Walldorf, Germany — CEO
Since 1998

Hasso Plattner Institute for Software System Technology (Hasso-Plattner-Institut für Softwaresystemtechnik; HPI) at the University of Potsdam (Universität Potsdam), Germany — Teaching activity as a professor for enterprise software systems

Since 2003	SAP AG and SAP SE, respectively, Walldorf, Germany — Chairman of the Supervisory Board, Chief Software Advisor on the basis of a consultancy agreement with SAP SE

Current Memberships

Membership of supervisory boards to be established by law in Germany:

a.                                      Membership of supervisory boards of publicly listed companies:

•                                           SAP SE, Walldorf, Germany (since 2003; chairman)

b.                                      Membership of supervisory boards of non-public companies:

•                                           None

Membership of comparable supervisory bodies of commercial enterprises in Germany and abroad:

•                                           None

Independence within the meaning of Section 5.4.1 (6) through (8) of the DCGK

In the assessment of the Supervisory Board, there are no personal or business relations to SAP SE or its group companies, the corporate bodies of SAP SE or a shareholder directly or indirectly holding more than 10% of the voting shares in SAP SE which it deems relevant for the decision-making of the General Meeting of Shareholders in relation to the election.

2)                                    Dr h. c. mult. Pekka Ala-Pietilä

Helsinki, Finland
* January 13, 1957

Nationality: Finnish

Chairman of the Board of Directors of Huhtamäki Oyj, Espoo, Finland

Qualification

1985	Master of Economic Sciences, Helsinki School of Economics and Business Administration, Finland
1995	Honorary Doctor, University of Tampere, Finland
2001	Honorary Doctor, Helsinki School of Economics and Business Administration, Finland

Career

1984 – 1992	Nokia, Helsinki, Finland — Various positions
1992 – 1998	Nokia, Helsinki, Finland — President of the Mobile Phones Business Group
1992 – 2005	Nokia, Helsinki, Finland — Member of the Group Executive Board
1999 – 2005	Nokia, Helsinki, Finland — President of the Group
2006 – 2011	Blyk Ltd., London, Great Britain — Co-Founder and CEO
2006 – 2017	Pöyry PLC, Helsinki, Finland — Member of the Board of Directors
2011 – 2015	Solidium Oy, Helsinki, Finland — Chairman of the Board of Directors
2012 – 2013	Huhtamäki Oyj, Espoo, Finland — Member of the Board of Directors
Since 2013	Huhtamäki Oyj, Espoo, Finland — Chairman of the Board of Directors
2014 – 2016	Sanoma Group Oyj, Helsinki, Finland — Vice-Chairman of the Board of Directors
Since 2016	Sanoma Group Oyj, Helsinki, Finland — Chairman of the Board of Directors
2018 – June 2019	Netcompany A/S, Copenhagen, Denmark — Chairman of the Board of Directors
Since 2018	EU Commission, Brussels, Belgium — Chairman of Expert Group on Artificial Intelligence

Current Memberships

Membership of supervisory boards to be established by law in Germany:

a.                                      Membership of supervisory boards of publicly listed companies:

•                                           SAP SE, Walldorf, Germany (since 2002)

b.                                      Membership of supervisory boards of non-public companies:

•                                           None

Membership of comparable supervisory bodies of commercial enterprises in Germany and abroad:

a.                                      Membership of supervisory bodies of publicly listed companies:

•                                         Chairman of the Board of Directors of Huhtamäki Oyj, Espoo, Finland

•                                         Chairman of the Board of Directors of Sanoma Corporation, Helsinki, Finland

•                                         Chairman of the Board of Directors of Netcompany A/S, Copenhagen, Denmark (until June 2019)

b.                                      Membership of supervisory bodies of non-public companies:

•                                         Board of Directors of Faux Oy, Helsinki, Finland

•                                         Board of Directors of Suomalaisen Yhteiskoulun Osakeyhtiö, Helsinki, Finland

Independence within the meaning of Section 5.4.1 (6) through (8) of the DCGK

In the assessment of the Supervisory Board, there are no personal or business relations to SAP SE or its group companies, the corporate bodies of SAP SE or a shareholder directly or indirectly holding more than 10% of the voting shares in SAP SE which it deems relevant for the decision-making of the General Meeting of Shareholders in relation to the election.

3)                                    Aicha Evans

Los Gatos, California, USA

* March 2, 1969

Nationality: U.S. American
Chief Executive Officer and Member of the Board of Directors, Zoox, Inc., Foster City, California, USA

Qualification

1996	Bachelor’s degree in Computer Engineering, George Washington University, Washington D.C, USA

Career

1996 – 2001	Conexant Systems, Austin, Texas, USA (formerly Rockwell Semiconductor Systems) — Software engineer
2001 – 2006	Skyworks Solutions, Hillsboro, Oregon, USA (formerly Conexant Systems) — Various management positions in the area of software engineering
2006	Intel Corporation, Santa Clara, California, USA —Manager in the area of software engineering, integration and testing
2006 – 2010	Intel Corporation, Santa Clara, California, USA — Various management positions in the Mobile Wireless Group
2011 – 2014

Intel Corporation, Santa Clara, California, USA — General Manager, Wireless Platform R&D Platform Engineer Group & Mobile Communication Group, appointed Vice President in 2011, appointed Corporate Vice President in 2014

2015 – 2017	Intel Corporation, Santa Clara, California, USA — Corporate Vice President and General Manager, Communication and Devices Group
2017 – Feb 2019	Intel Corporation, Santa Clara, California, USA — Senior Vice President and Chief Strategy Officer
Since Feb 2019	Zoox, Inc., Foster City, California, USA — Chief Executive Officer and Member of the Board of Directors

Current Memberships

Membership of supervisory boards to be established by law in Germany:

a.                                      Membership of supervisory boards of publicly listed companies:

•                                         SAP SE, Walldorf, Germany (since 2017)

b.                                     Membership of supervisory boards of non-public companies:

•                                           None

Membership of comparable supervisory bodies of commercial enterprises in Germany and abroad:

•                                         None

Independence within the meaning of Section 5.4.1 (6) through (8) of the DCGK

In the assessment of the Supervisory Board, there are no personal or business relations to SAP SE or its group companies, the corporate bodies of SAP SE or a shareholder directly or indirectly holding more than 10% of the voting shares in SAP SE which it deems relevant for the decision-making of the General Meeting of Shareholders in relation to the election.

4)                                    Diane Greene

Stanford, California, USA

* June 9, 1955

Nationality: U.S. American
Member of the Board of Directors, Alphabet, Inc., Mountain View, California, USA

Qualification

1976	Bachelor of Science in Mechanical Engineering, University of Vermont, Burlington, Vermont, USA
1978	Master of Science in Naval Architecture, Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, USA
1987	Master of Science in Computer Science, University of California, Berkeley, California, USA

Career

1978 – 1985	Earl & Wright Consulting Engineers, San Francisco, California, USA; Herbert Engineering Corp., Alameda, California, USA — Naval architect
1988 – 1989	Sybase, Inc., Dublin, California, USA — Software engineer
1989 – 1993	Tandem Computers, Inc., Cupertino, California, USA — Senior software engineer
1993 – 1995	Silicon Graphics, Inc., Sunnyvale, California, USA — Software engineer, manager
1995 – 1997	VXtreme, Inc., Sunnyvale, California, USA — Co-founder and Chief Executive Officer until VXtreme’s acquisition by Microsoft in 1997
1998 – 2008	VMware, Inc., Palo Alto, California, USA — Co-founder, President and member of the Board of Directors, as well as Chief Executive Officer
2006 – 2018	Intuit, Inc., Mountain View, California, USA — Member of the Board of Directors
Since 2012	Alphabet, Inc., Mountain View, California, USA — Member of the Board of Directors
2012 – 2015	Bebop Technologies, Los Altos, California, USA — Founder and Chief Executive Officer until Bebop’s acquisition by Google in 2015
2015 – Jan 2019	Google LLC, Mountain View, California, USA — Chief Executive Officer, Head of the Google Cloud Division
Since Jan 2019	Stripe, Inc., San Francisco, California, USA — Member of the Board of Directors

Current Memberships

Membership of supervisory boards to be established by law in Germany:

a.                                      Membership of supervisory boards of publicly listed companies:

•                                         SAP SE, Walldorf, Germany (since 2018)

b.                                     Membership of supervisory boards of non-public companies:

•                                           None

Membership of comparable supervisory bodies of commercial enterprises in Germany and abroad:

a.                                      Membership of supervisory bodies of publicly listed companies:

•                                         Board of Directors of Alphabet, Inc., Mountain View, California, USA

b.                                     Membership of supervisory bodies of non-public companies:

•                                         Board of Directors of Stripe, Inc., San Francisco, California, USA

Independence within the meaning of Section 5.4.1 (6) through (8) of the DCGK

In the assessment of the Supervisory Board, there are no personal or business relations to SAP SE or its group companies, the corporate bodies of SAP SE or a shareholder directly or indirectly holding more than 10% of the voting shares in SAP SE which it deems relevant for the decision-making of the General Meeting of Shareholders in relation to the election.

5)                                    Prof Dr Gesche Joost

Berlin, Germany

* November 30, 1974

Nationality: German
Professor for Design Research and Head of the Design Research Lab, University of Arts Berlin (Universität der Künste Berlin), Germany

Qualification

2001	Diploma in Design, Academy of Applied Sciences of Cologne (Fachhochschule Köln), Germany
2005	Doctor’s degree in Rhetorics, University of Tübingen (Universität Tübingen), Germany

Career

Since 2005	University of Arts Berlin (Universität der Künste Berlin), Germany — Head of the Design Research Lab
2007 – 2008	Academy for Applied Science and Art (Hochschule für angewandte Wissenschaft und Kunst; HAWK), Hildesheim, Germany — Visiting scholar for Gender and Design
2008 – 2010

Technical University Berlin (Technische Universität Berlin), Germany, in cooperation with Telekom Innovation Laboratories (T-Labs) — Assistant professorship (Juniorprofessur) for Interaction Design and Media

Since 2010	University of Arts Berlin (Universität der Künste Berlin), Germany — Professor for Design Research
2012 – 2014	University of Technology, Sydney, Australien — Visiting scholar
2014 – 2017	EU Commission, Brussels, Belgium — Advisor on implementation of the Digital Agenda for Europe with focus on digital skills, digitization of work, and support for startups

Current Memberships

Membership of supervisory boards to be established by law in Germany:

a.                                      Membership of supervisory boards of publicly listed companies:

•                                          SAP SE, Walldorf, Germany (since 2015)

b.                                      Membership of supervisory boards of non-public companies:

•                                          ING-DiBa AG, Frankfurt am Main, Germany

•                                          Ottobock SE & Co. KGaA, Duderstadt, Germany

Membership of comparable supervisory bodies of commercial enterprises in Germany and abroad:

•                                         None

Independence within the meaning of Section 5.4.1 (6) through (8) of the DCGK

In the assessment of the Supervisory Board, there are no personal or business relations to SAP SE or its group companies, the corporate bodies of SAP SE or a shareholder directly or indirectly holding more than 10% of the voting shares in SAP SE which it deems relevant for the decision-making of the General Meeting of Shareholders in relation to the election.

6)                                    Bernard Liautaud

London, Great Britain

* June 17, 1962

Nationality: French
Managing Partner of Balderton Capital, London, Great Britain

Qualification

1984	Degreed Engineer (Diplom-Ingenieur), École Centrale de Paris, France
1985	Master’s degree in Industrial Engineering, Stanford University, Stanford, California, USA

Career

1990	Establishment of BusinessObjects SA, Paris, France, together with an additional founder
1990 – 2005	BusinessObjects SA, Paris, France, and San José, California, USA — Chief Executive Officer
2005 – 2008	BusinessObjects SA, Paris, France, and San José, California, USA — Chairman of the Board of Directors
Since 2008	Balderton Capital, London, Great Britain — Managing Partner

Current Memberships

Membership of supervisory boards to be established by law in Germany:

a.                                      Membership of supervisory boards of publicly listed companies:

•                                         SAP SE, Walldorf, Germany (since 2008)

b.                                     Membership of supervisory boards of non-public companies:

•                                           None

Membership of comparable supervisory bodies of commercial enterprises in Germany and abroad:

a.                                      Membership of supervisory bodies of publicly listed companies:

•                                          None

b.                                      Membership of supervisory bodies of non-public companies:

•                                          Board of Directors of nlyte Software Ltd., London, Great Britain

•                                          Board of Directors of Vestiaire Collective SA, Levallois-Perret, France

•                                          Board of Directors of Dashlane, Inc., New York, New York, USA

•                                          Board of Directors of Recorded Future, Inc., Cambridge, Massachusetts, USA

•                                          Board of Directors of eWise Group, Inc., Redwood City, California, USA

•                                          Board of Directors of Qubit Digital Ltd., London, Great Britain

•                                          Board of Directors of Aircall.io, Inc., New York, New York, USA

•                                          Board of Directors of Virtuo Technologies SAS, Paris, France

•                                          Board of Directors of The Hut Group Ltd., Manchester, Great Britain

•                                          Board of Directors of Peakon ApS, Copenhagen, Denmark

•                                          Board of Directors of Tim Talent SAS, Paris, France

•                                          Board of Directors of Citymapper Ltd., London, Great Britain

Independence within the meaning of Section 5.4.1 (6) through (8) of the DCGK

In the assessment of the Supervisory Board, there are no personal or business relations to SAP SE or its group companies, the corporate bodies of SAP SE or a shareholder directly or indirectly holding more than 10% of the voting shares in SAP SE which it deems relevant for the decision-making of the General Meeting of Shareholders in relation to the election.

7)                                     Gerhard Oswald

Walldorf, Germany

* June 20, 1953

Nationality: German
Managing Director of Oswald Consulting GmbH, Walldorf, Germany, Associate Lecturer (Lehrbeauftragter) at Technical University of Munich (Technische Universität München), Germany

Qualification

1977	Diploma in Business Administration (Diplom-Betriebswirt (FH)), Academy of Applied Sciences of Mainz (Fachhochschule Mainz), Germany

Career

1977 – 1980	Siemens AG, Munich, Germany — Application consultant for SAP R/2 business processes
1981 – 1984	SAP AG, Walldorf, Germany — Advisor, trainer and developer in the area of SAP standard software R/2
1984 – 1987	SAP AG, Walldorf, Germany — Various management positions in the areas of R/2 Order Development, R/2 Quality Assurance and Transmission
1987 – 1993	SAP AG, Walldorf, Germany — Member of the project management for design, development and roll-out of SAP standard software R/3; Head of the division SAP Application Architecture
1993 – 1996	SAP AG, Walldorf, Germany — Member of the enhanced management, Head of the division R/3 Services
1996 – 2016	SAP AG and SAP SE, respectively, Walldorf, Germany — Member of the Executive Board with responsibility for various business areas including, in particular, Support and Quality Assurance
Since 2015	Technical University of Munich (Technische Universität München), Germany — Associate lecturer (Lehrbeauftragter), founder of the research platform “Initiative for Digital Transformation” (IDT)
2017 – 2018	Advisor to SAP SE on the basis of a consultancy agreement between Oswald Consulting GmbH and SAP SE
Since 2017	Oswald Consulting GmbH, Walldorf, Germany — Managing Director

Current Memberships

Membership of supervisory boards to be established by law in Germany:

a.                                      Membership of supervisory boards of publicly listed companies:

•                                          SAP SE, Walldorf, Germany (since 2019)

b.                                      Membership of supervisory boards of non-public companies:

•                                          None

Membership of comparable supervisory bodies of commercial enterprises in Germany and abroad:

a.                                      Membership of supervisory bodies of publicly listed companies:

None

b.                                      Membership of supervisory bodies of non-public companies:

•                                          TSG 1899 Hoffenheim Fußball-Spielbetriebs GmbH, Sinsheim, Germany (Advisory Council (Beirat))

Independence within the meaning of Section 5.4.1 (6) through (8) of the DCGK

In the assessment of the Supervisory Board, there are no personal or business relations to SAP SE or its group companies, the corporate bodies of SAP SE or a shareholder directly or indirectly holding more than 10% of the voting shares in SAP SE which it deems relevant for the decision-making of the General Meeting of Shareholders in relation to the election.

8)                                     Dr Friederike Rotsch

Königstein, Germany

* October 31, 1972

Nationality: German
Group General Counsel and Head of Law and Compliance, Merck KGaA, Darmstadt, Germany

Qualification

1997

First Legal State Examination (1. Juristisches Staatsexamen) following law studies at the University of Passau (Universität Passau), Germany, and at the University of Wales, College of Cardiff, Great Britain

2000	Doctor’s degree, University of Passau (Universität Passau), Germany
2001	Second Legal State Examination (2. Juristisches Staatsexamen), Bavaria, Germany

Career

2001 – 2005	Hengeler Mueller, Partnership of Lawyers (Partnerschaft von Rechtsanwälten), Frankfurt/Main and Düsseldorf, Germany — Lawyer (Rechtsanwältin)
2005 – 2007	Merck KGaA, Darmstadt, Germany — Corporate Counsel (Referentin), Corporate Legal Services
2007 – 2011	Merck KGaA, Darmstadt, Germany — Head of Corporate Legal Services
2011 – 2014	Merck KGaA, Darmstadt, Germany — Head of Group Internal Auditing
Since 2014	Merck KGaA, Darmstadt, Germany — Group General Counsel and Head of Law and Compliance

Current Memberships

Membership of supervisory boards to be established by law in Germany:

a.                                      Membership of supervisory boards of publicly listed companies:

•                                          SAP SE, Walldorf, Germany (since 2018)

b.                                      Membership of supervisory boards of non-public companies:

•                                          None

Membership of comparable supervisory bodies of commercial enterprises in Germany and abroad:

•                                          None

Independence within the meaning of Section 5.4.1 (6) through (8) of the DCGK

In the assessment of the Supervisory Board, there are no personal or business relations to SAP SE or its group companies, the corporate bodies of SAP SE or a shareholder directly or indirectly holding more than 10% of the voting shares in SAP SE which it deems relevant for the decision-making of the General Meeting of Shareholders in relation to the election.

9)                                     Dr Gunnar Wiedenfels

Greenwich, Connecticut, USA

* September 06, 1977

Nationality: German
Chief Financial Officer, Discovery Communications, Inc., New York, New York, USA

Qualification

2003	Diploma in Business Informatics (Wirtschaftsinformatik), University of Mannheim (Universität Mannheim), Germany
2008	Doctor’s degree, University of Aachen (Rheinisch-Westfälische Technische Hochschule), Germany

Career

2004 – 2009	McKinsey & Company, Frankfurt/Hamburg, Germany — Management Consultant
2009 – 2010	ProSiebenSat.1 Media AG, Munich, Germany — Senior Manager PMO
2010 – 2011	ProSiebenSat.1 Media AG, Munich, Germany — Deputy Group Controller
2011 – 2013	ProSiebenSat.1 Media AG, Munich, Germany — CFO National
2013 – 2014	ProSiebenSat.1 Media AG, Munich, Germany — CFO National & Chief Group Controller
2014 – 2015	ProSiebenSat.1 Media AG and ProSiebenSat.1 Media SE, respectively, Munich, Germany — Deputy CFO and CFO National & Chief Group Controller
2015 – 2017	ProSiebenSat.1 Media SE, Munich, Germany — Member of the Executive Board, CFO
Since 2017	Discovery Communications, Inc., New York, New York, USA — CFO

Current Memberships

Membership of supervisory boards to be established by law in Germany:

•                                           None

Membership of comparable supervisory bodies of commercial enterprises in Germany and abroad:

a.                                      Membership of supervisory bodies of publicly listed companies:

•                                          None

b.                                      Membership of supervisory bodies of non-public companies:

•                                          Board of Directors of Motor Trend Group, LLC, El Segundo, California, USA

•                                          Board of Directors of OWN LLC, West Hollywood, California, USA

•                                          Board of Directors of Scripps Networks Interactive (Asia) Pte. Ltd., Singapore

We would like to note that the three above-mentioned memberships are group-internal mandates within the Discovery group.

Independence within the meaning of Section 5.4.1 (6) through (8) of the DCGK

In the assessment of the Supervisory Board, there are no personal or business relations to SAP SE or its group companies, the corporate bodies of SAP SE or a shareholder directly or indirectly holding more than 10% of the voting shares in SAP SE which it deems relevant for the decision-making of the General Meeting of Shareholders in relation to the election.

***

III.                              FURTHER INFORMATION AND DETAILS CONCERNING THE GENERAL MEETING OF SHAREHOLDERS

1.                                     Conditions for attending the General Meeting of Shareholders and exercising voting rights

a)                                     Application to attend and proof

Shareholders are entitled to attend the General Meeting of Shareholders and to exercise their voting rights only if they have submitted an application prior to the General Meeting of Shareholders and furnished proof of their shareholding to the Company.  Application must be made in German or English and must be received by the Company in text form (Section 126b BGB).  Proof of shareholding must be furnished by way of a confirmation issued by a depositary institution in text form (Section 126b BGB) in German or English.  The confirmation issued by the depositary institution must relate to the beginning (i.e. 0.00 hrs (Central European Summer Time — CEST)) of April 24, 2019 (the Record Date).  The application as well as the proof of shareholding must be received by the Company by no later than the end (i.e. 24.00 hrs (CEST)) of May 8, 2019, at the address below:

SAP SE

c/o DZ BANK AG

represented by dwpbank

— DSHVG —

Landsberger Str. 187

D-80687 Munich

or by fax: +49 (0)69 5099 1110

or by e-mail: hv-eintrittskarten@dwpbank.de

b)                                     Relevance of the Record Date

In relations with the Company, a person will be deemed to be a shareholder for the purpose of attending the General Meeting of Shareholders or exercising voting rights only if proof of their shareholding has been furnished as described above.  Any changes in shareholdings occurring after the Record Date are of no relevance in this regard.  Shareholders who have acquired their shares only after the Record Date are therefore not entitled, in relations with the Company, to attend the General Meeting of Shareholders or exercise voting rights as shareholders.  Shareholders who have duly applied for attendance and provided proof of their shareholdings are entitled, in relations with the Company, to attend the General Meeting of Shareholders and to exercise their voting rights even if they disposed of their shares after the Record Date.  The Record Date will not affect the calculation of the shareholders’ dividend entitlement.

c)                                      Ordering admission tickets

Once the application and proof of shareholdings have been submitted correctly (as described above in lit. a) of this Section 1), the shareholders will be issued with admission tickets for the General Meeting of Shareholders.  Most depositary institutions will ensure timely receipt of the admission tickets, provided that shareholders complete the forms for ordering admission tickets sent to them by their depositary institutions and return them to the relevant depositary institution in sufficient time for such institution to arrange for the application and proof of shareholding to be submitted on behalf of the shareholders before the application period ends.  Admission tickets are provided for organizational purposes only and do not represent further conditions for participation.  However, the following should be noted:

In order to facilitate processing, we ask that you present the admission ticket at the entrance when you attend the meeting (online participation excepted).  Information on online attendance (see Section 3 below) and on granting proxy authorization and issuing instructions to proxies designated by the Company using the website provided by the Company for this purpose (see Section 4 lit. c) below) is printed on the admission ticket, as is a form and the necessary information for voting by post (see Section 2 below).

2.                                      Voting by post

Within the scope specified below, shareholders also have the option to vote by post, i.e. without having to attend the General Meeting of Shareholders.  This, too, requires correct submission of the application and of proof of their shareholding, as set out in Section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights).  Voting by post must be performed in writing, using the (postal voting) form which is printed on the admission ticket and which is also available on the Internet at www.sap.com/agm.  The form used for postal voting must be received by the Company, fully completed and, in particular, bearing the admission ticket number and the validation code, by May 14, 2019 (day of receipt of post) by the Company at the following address:

SAP SE

c/o Computershare Operations Center

D-80249 Munich.

The fully completed form may also be sent by fax and must in this case be received by 12.00 hrs (CEST) on May 14, 2019, at the fax number +49 (0)89 30903 74675.

Postal voting will be limited to voting on resolution proposals of the Executive Board and/or the Supervisory Board that were published in the invitation to the General Meeting of Shareholders (including a potential adjustment of the proposed resolution on the appropriation of retained earnings to reflect the number of shares carrying dividend rights existing at the time the resolution is adopted, which adjustment is announced in the invitation) as well as on shareholders’ resolution proposals published together with any addition to the agenda pursuant to Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG.

Votes cast by post may be revoked or amended by written notice directed at the postal address specified above (in this Section 2) by May 14, 2019 (day of receipt of post) or by transmitting the written notice by fax to the number specified (here in Section 2) above by 12.00 hrs (CEST) on May 14, 2019 (time of receipt of fax).  The right to attend the General Meeting of Shareholders remains unaffected.  If shareholders wish to attend the General Meeting of Shareholders either themselves or through a proxy and to represent the relevant shares, i.e. to exercise the shareholder rights arising from such shares, despite having previously cast their votes by post, this will be possible but will be deemed a revocation of the votes cast by post.  This also applies in the event that shareholders, either themselves or through a proxy, participate in the General Meeting of Shareholders by way of online participation (see Section 3 below).  The forms to be used for postal voting provide for the relevant declarations.

3.                                      Online participation in the General Meeting of Shareholders

Within the scope specified below, shareholders also have the option to participate in the General Meeting of Shareholders directly via the Internet, i.e. without having to be physically present at its venue (online participation).  This, too, requires correct submission of the application and of proof of their shareholding, as set out in Section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights).  From 8.00 hrs (CEST) on May 15, 2019, shareholders can log in to the online participation system on www.sap.com/agm by entering the required access data and will then be able to participate online in the General Meeting of Shareholders from its beginning.  In addition to the admission ticket number, the required access data comprise a validation code, the family name, first name and place of residence of the person in whose name the admission ticket is made out, and the relevant number of shares, each as printed on the admission ticket.  Once shareholders have entered these access data for the first time, they will receive an access code which, together with the admission ticket number and the validation code, allows them to again access the online participation system, if required, as well as the Internet dialogue for granting proxy authorization and issuing instructions to Company proxies (see Section 4 lit. c) below for more detail).  Online participation is not possible if the relevant shares are represented by a participant (the shareholder or his/her proxy) who is present at the venue of the General Meeting of Shareholders.

Persons participating online will be able to follow the entire General Meeting of Shareholders audio-visually via the Internet, to cast their votes in real time during the voting procedure and to inspect the list of participants of the General Meeting of Shareholders electronically.  Any further options of exercising shareholder rights by way of online participation will not be available for technical and organizational reasons.  If participants wish to discontinue their online participation before the voting procedure begins, they may (among other options) authorize the Company proxies to exercise the participants’ voting rights in accordance with their instructions.

4.                                      Voting by proxy

a)                                     Option to vote by proxy

Shareholders may elect to have their voting rights exercised by a proxy, e.g. by a bank, a shareholders’ association, by proxies designated by the Company or another person of their choice.  In this case, correct submission of the application to attend and of proof of shareholding is also required as set out in Section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights).  It is possible to appoint a proxy both prior to and during the General Meeting of Shareholders, and proxies may be appointed by way of the shareholder making a declaration to the relevant proxy or to the Company.

The proxy attending the General Meeting of Shareholders may exercise the voting right in the same way as the shareholder could, insofar as neither the law nor the relevant shareholder or the proxy provides for any restrictions or other requirements.  Subject to such restrictions, a proxy may, even if the admission ticket is not made out in his or her name, exercise voting rights by way of postal voting or online participation, provided the requirements set out in Section 2 (Voting by post) and/or Section 3 (Online participation in the General Meeting of Shareholders) are fulfilled.  For processing reasons, online participation by the proxy is only possible once the Company has received the relevant declaration of authorization or other proof of proxy authorization, in each case in due form, and the proxy has been registered in the system on this basis as a person who has been granted access.  Timely registration of the proxy in the system will in any event be ensured if and as soon as the relevant proxy authorization or the relevant proof has been transmitted to the e-mail address specified in lit. d) of this Section 4 in one of the formats indicated.

b)                                     Form of proxy authorization

Pursuant to Section 134 (3) sentence 3 AktG, the proxy authorization must be granted or revoked, and proof of the proxy authorization to be provided to the Company must be provided, in text form (Section 126b BGB).  The special provisions set out below in lit. c) of this Section 4 additionally apply where authorization is granted to proxies designated by the Company.  In the event that proxy authorization is granted to banks or shareholders’ associations, or persons or associations which have an equivalent status under Section 135 (8)

AktG or institutions or enterprises which have equivalent status under Section 135 (10) AktG, the text form, in derogation from the above, is neither required pursuant to Section 134 (3) sentence 3 AktG, nor do the Articles of Incorporation contain a specific provision governing such case.  Banks and shareholders’ associations, as well as persons, associations, institutions and enterprises which have an equivalent status under Section 135 (8) or (10) AktG may therefore use forms for the granting of proxy authorization which need only comply with the statutory provisions governing such case, in particular those contained in Section 135 AktG.  Reference is made to the special procedure pursuant to Section 135 (1) sentence 5 AktG.

c)                                     Proxies designated by the Company, special provisions regarding their authorization

Within the scope specified below, we offer our shareholders the option to be represented at the General Meeting of Shareholders by employees designated as proxies by the Company (Company proxies) who are bound by the shareholders’ instructions.  The Company proxies will exercise their powers only to the extent that shareholders have previously instructed them to exercise their voting rights.  The proxies designated by the Company are obligated to vote in accordance with the instructions given to them.  The authorization of Company proxies may be granted and revoked, and instructions to them may be given and amended, by declaration to the Company in text form and also via the Internet dialogue provided by the Company for this purpose at www.sap.com/agm.  In addition to the admission ticket number, the required access data comprise a validation code, the family name, first name and place of residence of the person in whose name the admission ticket is made out, and the relevant number of shares, each as printed on the admission ticket.  Once shareholders have entered these access data for the first time, they will receive an access code which, together with the admission ticket number and validation code, allows them to again access the Internet dialogue for granting proxy authorization and issuing instructions to Company proxies at a later time, as well as to access the online participation system (see Section 3 above).  Authorizations and instructions to the Company proxies may still be given and/or modified online during the General Meeting of Shareholders until the commencement of the voting procedure.  Shareholders wishing to authorize the Company proxies and to provide them with the necessary instructions may of course also use the form on the admission ticket for the General Meeting of Shareholders to do so.  Giving authorizations and instructions to the Company proxies is still possible at the General Meeting of Shareholders, namely until the commencement of the voting procedure.

If, besides the authorization for and instructions to the Company proxies, the Company has received postal votes (see Section 2 above), these postal votes will always take precedence; in this case, the Company proxies will not exercise the authorization granted to them and will not represent the relevant shares.  Equally, the Company proxies will not exercise any authorization granted to them and will not represent the relevant shares if the relevant shares are represented by a participant (a shareholder or his/her proxy) who is physically present at the venue of the General Meeting of Shareholders or by way of online participation.

d)                                     Proof of proxy authorization

If proxy authorization is granted by way of a declaration made to the Company, no separate proof of proxy authorization to the Company is required.  If, however, proxy authorization is granted by way of a declaration made to the proxy appointed, the Company may demand to see proof of such authorization, unless otherwise provided for in Section 135 AktG, i.e. in particular where a bank or shareholders’ association is appointed proxy.  The granting of proxy authorization may be proven, for example, by the proxy presenting the document confirming his or her authorization in due form at the entrance on the day of the General Meeting of Shareholders, or by (the shareholder or proxy) sending proof of authorization to the Company in advance.  Such proof may be directed to the postal address or fax number of the Company stated in Section 2 for voting by post.  In accordance with Section 134 (3) sentence 4 AktG, we offer the following means of electronic communication: the proof of appointment of a proxy may be sent to the Company by e-mail to sap-hv2019@computershare.de.  It will be ensured that Word, .pdf, .jpg, .txt and .tif documents sent as e-mail attachments will be taken into account (in addition to the possibility of existing e-mails being forwarded).  The

Company is only able to easily and clearly draw the link between proof of proxy authorization that is sent by e-mail and a specific application to attend if such authorization or the corresponding e-mail states the family name, first name and address of the relevant shareholder and, if already known, the admission ticket number and the validation code.  The means of communication specified above will also be available for granting or revoking proxy authorization by means of a declaration to the Company.

e)                                      Multiple proxies

If a shareholder appoints more than one proxy, the Company is entitled under Section 134 (3) sentence 2 AktG to refuse one or more of them.

f)                                       Forms for granting proxy authorization

Shareholders will receive forms which may be used for granting proxy authorization as well as for granting proxy authorization and issuing instructions to the Company proxies together with their admission tickets following correct submission of the application and proof of shareholding.  A screen form can also be accessed via the Internet dialogue provided by the Company for granting proxy authorizations and issuing instructions to Company proxies.  A printable form for granting proxy authorization and, where appropriate, for issuing instructions is also available on the Internet at www.sap.com/agm.  To facilitate processing, we ask that these forms be used for granting proxy authorization if proxies are appointed by way of a declaration made to the Company, including where proxy authorization is granted and instructions are issued to the Company proxies.  Forms for granting proxy authorization and, as appropriate, issuing instructions during the General Meeting of Shareholders are also contained in the voting card pads which are distributed at the entrance to the General Meeting of Shareholders.

5.                                      Live transmission of the General Meeting of Shareholders on the Internet

All shareholders of SAP SE and the interested general public may follow the entire General Meeting of Shareholders on May 15, 2019 from 10.00 hrs (CEST) live on the Internet.  Unrestricted online access to the live transmission will be possible via the Internet at www.sap.com/agm.  The opening by the chairman as well as the speech by the CEO will also be recorded and will be available on the Internet at the address specified above after the General Meeting of Shareholders.

6.                                      Shareholder rights

a)                                    Requests for additional agenda items pursuant to Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG

Shareholders collectively holding 5% of the capital stock or at least € 500,000 in total (the latter corresponding to 500,000 shares) may request that additional items be added to the agenda and made public.  Each new item must be accompanied by the corresponding grounds or a resolution proposal.  Such requests must be made in writing (within the meaning of Section 122 (2) in conjunction with paragraph 1 sentence 1 AktG) to the Company’s Executive Board and must have been received by the Company by 24.00 hrs (CEST) on April 14, 2019.  The request may in any event be sent to the following address: SAP SE, Vorstand, Dietmar-Hopp-Allee 16, D-69190 Walldorf.

Any additions to the agenda which require publication and were not published in the calling notice will be published in the German Federal Gazette without undue delay after they have been received by the Company and will be forwarded for publication to media which can be expected to publish the information across the entire European Union.  Any requests for additional items to be added to the agenda within the meaning of Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG which are received by the Company once the General Meeting of Shareholders has been called will also be made available on the Internet at www.sap.com/agm and will be communicated to the shareholders without undue delay after they have been received by the Company.

b)                                    Shareholder motions and nominations pursuant to Section 126 (1) and Section 127 AktG

At the General Meeting of Shareholders, shareholders may make motions and nominations relating to particular agenda items and the rules of procedure without any notice, publication or other action related to the motion or nomination being required prior to the General Meeting of Shareholders.  (This does not apply in the case of online participation, see Section 3 above.)

Counter-motions within the meaning of Section 126 AktG regarding the proposals of the Executive Board and the Supervisory Board on any specific item on the agenda as well as nominations within the meaning of Section 127 AktG will be made available via the Internet at www.sap.com/agm, including the name of the shareholder concerned, the relevant reasons (which, however, are not required for nominations) and, if appropriate, a statement by the management and, in the event of nominations by a shareholder regarding the election of Supervisory Board members, the information pursuant to Section 127 sentence 4 AktG if received by the end (i.e. 24.00 hrs (CEST)) of April 30, 2019 at

SAP SE

Investor Relations

Dietmar-Hopp-Allee 16

D-69190 Walldorf

or by fax: +49 (0)6227/7-40805

or by e-mail: investor@sap.com

and if the remaining requirements with regard to the Company’s obligation to make available counter-motions and nominations pursuant to Section 126 and Section 127 AktG are complied with.

c)                                      Shareholders’ right to information pursuant to Section 131 (1) AktG

Under Section 131 (1) AktG, any shareholder must upon request be given information by the Executive Board at the General Meeting of Shareholders relating to the Company’s affairs, including its legal and business relations to affiliates, the financial position of the group and the companies included in the group annual financial statements, provided such information is necessary in order to make an informed judgment in respect of an agenda item and the Executive Board does not have the right to refuse to disclose such information.  Shareholders attending online, however, are not able to issue requests for information (see Section 3 above).

d)                                     Further information

Further information on the shareholders’ rights pursuant to Article 56 of the SE Regulation, Section 50 (2) SEAG, Section 122 (2), Section 126 (1), Section 127 and Section 131 (1) AktG, in particular information relating to additional requirements above and beyond compliance with the relevant deadlines, is available on the Internet at www.sap.com/agm.

7.                                      Website offering information and publication of the invitation

This calling notice for the General Meeting of Shareholders and the information and documents to be made available pursuant to Section 124a AktG, any requests for additional agenda items within the meaning of Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG and other information are available on the Internet at www.sap.com/agm.  The invitation, together with the full agenda and the resolution proposals of the Executive Board and the Supervisory Board, will be published in the German Federal Gazette and was moreover forwarded for publication to media which can be expected to publish the information across the entire European Union.

8.                                      Total number of shares and voting rights

On the date on which the General Meeting of Shareholders is called, the Company has capital stock of € 1,228,504,232.00, which is divided into 1,228,504,232 no-par value shares each representing one vote (information in accordance with Section 49 (1) no. 1 of the German Securities Trading Act (Wertpapierhandelsgesetz; “WpHG”); this total includes the treasury shares held on the date on which the General Meeting of Shareholders is called, which do not, however, attribute any rights to the Company in accordance with Section 71b AktG).

9.                                      Notes on data protection

The protection and the lawful treatment of your data are of utmost importance to us.  In our notes on data protection, we have summarized in one place all information on the processing of personal data of our shareholders and their possible representatives.  Such notes on data protection can be found at: https://www.sap.com/privacy-shareholders.

Walldorf, April 2019

SAP SE

The Executive Board